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                                                                    EXHIBIT 12.1

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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
                                                                                                            YTD
                                       1996           1997           1998          1999         2000      09/30/01
Pre-tax income from continuing
operations                         2,285,024       42,829,676     4,659,175     23,455,966   21,951,946  36,013,047
                                   =========       ==========    ==========     ==========   ==========  ==========
Fixed charges: Interest expense
and amortization of debt
discount and premium on all
indebtedness                         693,376           95,672       195,221      3,121,488    7,511,600   7,654,636

Capitalized interest                       0        1,307,120     2,183,379      1,473,624    1,628,543   2,050,177

Estimate of interest within
rental expense                     3,884,783        4,291,819     5,329,016      5,416,602    7,073,552   7,646,465

Total fixed charges                4,578,159        5,694,611     7,707,616     10,011,714   16,213,695  17,351,278
                                   =========       ==========    ==========     ==========   ==========  ==========

Pre-tax income from continuing
operations plus fixed charges
and amortization of capitalized
interest, less capitalized
interest                           6,897,666       47,296,723    10,338,257     32,199,715   36,798,914  51,628,986
                                   =========       ==========    ==========     ==========   ==========  ==========
Ratio of earnings to fixed
charges                                 1.51             8.31          1.34           3.22         2.27        2.98
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